UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

16 October 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

16 October 2014

Interim management statement for the three months ended 30 September 2014

Performance in the three months ended 30 September 2014 was in line with expectations, with organic net sales down 1.5% and volume down 3.5%, as Diageo again drove good mix from the stronger performance of its reserve brands, up 10%.

On a reported basis, net sales declined 1.7% in the quarter as a result of the organic movement; negative foreign exchange, mainly in respect of the devaluation of the Venezuelan bolivar against the rate used in the first half last year, offset by the effect of full consolidation of United Spirits Limited (USL) from 2 July 2014; and the termination of the transitional arrangements following the disposal of Jose Cuervo.

Organic net sales growth by region:

Three months ended 30 September 2014%
North America	0.1
Europe	(1.4)
Africa	-
Latin America and Caribbean	(1.4)
Asia Pacific	(7.4)
Diageo	(1.5)

Commentary on the quarter ended 30 September 2014:

In North America, consumer trends are broadly unchanged and the performance in the quarter reflects the comparison against a very strong first quarter last year in US Spirits & Wines, partially offset by sale of bulk stocks and a modest rise in stock levels which will be reversed in the next quarter.

Performance in Europe was impacted by declining net sales in Russia and Eastern Europe as a result of weak consumer confidence and the uncertainty arising from events in Ukraine. In Western Europe net sales declined 1%. Consumer trends across the region were broadly unchanged, however the quarter was affected by a weaker performance in Benelux, following price increases there and continued weakness in Germany which is not expected to improve until the second half.

In Africa, although Nigeria was weak, performance was strong in Diageo's Africa Regional Markets and East Africa. Underlying growth in South Africa was also good, however net sales growth was affected by the transfer of production of Smirnoff Ice Double Black Guarana to Diageo's DHN joint venture.

Latin America and Caribbean delivered a good performance in the main domestic markets, however net sales in Brazil declined in the quarter as price increases were taken in some states to align prices across the country. This short term negative impact will strengthen the long term performance of the market. The border zone business in West LAC declined as currency weakness continued, leading to both lower trade confidence and lower consumer demand.

In Asia Pacific, the weak performance in the quarter reflects the decision to reduce inventory levels in South East Asia and the continued challenging trading environment in mainland China, although organic net sales decline there has moderated to around 20% in the quarter. In contrast India and Global Travel Asia and Middle East delivered good growth.

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Net assets increased £0.8 billion from £7.6 billion at 30 June 2014 to £8.4 billion at 30 September 2014, primarily as a result of the profit for the period and the full consolidation of USL, which was partly offset by the accrual for the final dividend payable in respect of the year ended 30 June 2014.

Net borrowings increased £1,997 million from £8,850 million at 30 June 2014 to £10,847 million at 30 September 2014, primarily as a result of the £1,107 million consideration paid for an additional 26% investment in USL and the consolidation of net borrowings of USL estimated at £765 million.

Exchange  rate movements are estimated to adversely impact operating profit for the year ending 30 June 2015 by £95 million, with no impact on finance charges, based on current exchange rates of  £1= $1.61 and £1= €1.27. This guidance excludes the impact of IAS 21 and 39. Assuming the current SICAD II exchange rate of $1= VEF49.96 (£1= VEF80.43) it is estimated that the hyperinflation charge for the year ending 30 June 2015 will be approximately £50 million.

Ivan Menezes, Chief Executive of Diageo commented:

“Consumer trends in most markets are unchanged and our first quarter performance is in line with our expectations given the prior year comparison of the performance of our US Spirits & Wines business and the destock we have implemented in South East Asia.

In North America, consumer demand for mainstream brands is still constrained by weak consumer confidence in average income households while our reserve brands and our innovations continue to perform well, as they do globally. Western Europe is now stable and I continue to expect full year performance to be flat although there will be quarterly fluctuations around that level.

Emerging markets’ performance remains weak with further currency weakness in a few markets and specific geopolitical situations in some areas. However our brand performance has been strong in many markets including Turkey, East Africa, India and Colombia.

We expect full year top line growth to improve on last year’s performance. Our focus on our six performance drivers continues to build our capabilities and deliver the cultural change I want to see across the business. I am confident we are on the road to realise our full potential."

For further information

Media relations:	James Crampton +44 (0)208 978 4613
Victoria Ward +44 (0)208 978 4353
Global.press.office@diageo.com

Investor relations:	Catherine James +44 (0)7803 854550
Pier Falcione +44 (0) 208 978 4838
Colette Wright +44 (0) 208 978 1380
Angela Ryker Gallagher +44 (0) 208 978 4911
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories.  These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world.  The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com.  Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;
•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;
•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;
•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;
•	changes in the cost or supply of raw materials, labour and/or energy;
•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;
•	the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;
•	ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•	the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;

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•	increased costs or shortages of talent;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;
•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ included in Diageo’s annual report for the year ended 30 June 2014. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2014.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 16 October 2014	By:	/s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant